EXHIBIT 2.1

Description of the Registrant’s Securities Registered Pursuant to Section 12
of the Securities Exchange Act of 1934

As of December 31, 2021, LAVA Therapeutics N.V. (the “Company,” “we,” “us,” or “LAVA”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common shares.

The following description does not purport to be complete and is subject to the Company’s articles of association, a copy of which has been filed as an exhibit to the Company’s Annual Report on Form 20-F of which this Exhibit 2.1 is a part, and is subject to provisions of applicable Dutch law.

General

We were incorporated under the laws of the Netherlands on February 15, 2016, as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), and, upon consummation of our initial public offering in March 2021, converted into a Dutch public company with limited liability (naamloze vennootschap). Our principal executive offices are located at Yalelaan 60, 3584 CM Utrecht, the Netherlands. Our telephone number at this address is +31 6 3000 3035.

Share capital

As of March 15, 2022, we have an issued share capital in the amount of $192.3 million, divided into 25,775,538 common shares, each with a nominal value of $0.14.

Under Dutch law, our authorized share capital is the maximum capital that we may issue without amending our articles of association. An amendment of our articles of association would require a resolution of the general meeting upon proposal by our board of directors. Our authorized share capital as of March 15, 2022 is divided into 45,000,000 common shares and 45,000,000 preferred shares, each with a nominal value of $0.14.

Our common shares are listed on The Nasdaq Global Select Market under the symbol “LVTX.”

Common shares

Our common shares shall be in registered form (op naam). We may issue share certificates (aandeelbewijzen) for registered shares in such form as may be approved by our board of directors. The following summarizes the main rights of holders of our common shares:

•	each holder of common shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the appointment of directors;

•	there are no cumulative voting rights;

•

the holders of our common shares are entitled to dividends and other distributions as may be declared from time to time by us out of funds legally available for that purpose, if any, following payment of the preferred dividend if any preferred shares are or have been outstanding (to the extent holders or former holders of preferred shares are entitled to such distribution under our articles of association);

•

upon our liquidation and dissolution, the holders of common shares will be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities, following payment of the preferred dividend if any preferred shares are or have been outstanding (to the extent holders or former holders of preferred shares are entitled to such distribution under our articles of association); and

•

the holders of our common shares have pre-emption rights in case of share issuances or the grant of rights to subscribe for shares, except if such rights are limited or excluded by the corporate body authorized to do so and except in such cases as provided by Dutch law and our articles of association.

Corporate objectives

Pursuant to the articles of association, our main corporate objectives are:

•

to, either individually or jointly or with other entities, engage in cellular therapy, immunotherapy and other oncological therapies and the fight against cancer (cells), as well as the development of products, intellectual property, the acquiring thereof and to register patentable findings and the performing of medical, commercial and industrial activities in the widest sense of the word;

•	to incorporate, to cooperate with, to participate in, to hold any other interest in, to take over and to manage or supervise companies and other legal entities, partnerships and businesses;

•

to finance companies and other legal entities, partnerships and businesses also by providing securities or guarantees, by warranting performance in any other way and by assuming liability, whether jointly and severally or otherwise, in respect of obligations;

•

to acquire, manage and alienate registered property and items of property in general, securities and other valuable papers, to borrow and to lend funds and to grant guarantees on behalf of third parties;

•	to make periodic payments, to administer pension schemes and to arrange for annuity contracts; and

•	to do anything which, in the widest sense, is connected with or may be conducive to the objectives described above.

Issuance of shares

Under Dutch law, a company’s general meeting is the corporate body authorized to resolve on the issuance of shares and the granting of rights to subscribe for shares. The general meeting can delegate such authority to another corporate body of the company for a period not exceeding five years; this authorization may only be extended from time to time for a maximum period of five years. On [____], 2021, our general meeting adopted a resolution pursuant to which our board of directors is authorized, for a period of five years following [_________], 2021, to issue shares or grant rights to subscribe for shares up to our authorized share capital from time to time. We may not subscribe for our own shares on issue.

Preemptive Rights

Under Dutch law, in the event of an issuance of shares, each shareholder will have a pro rata preemption right in proportion to the aggregate nominal value of the shares held by such holder (except in case of an issue of shares to employees, against a contribution other than in cash or pursuant to the exercise of a previously acquired right to subscribe for shares). Under our articles of association, the preemption rights in respect of newly issued shares may be restricted or excluded by a resolution of the general meeting. Another corporate body may restrict or exclude the preemption rights in respect of newly issued shares if it has been designated as the authorized body to do so by the general meeting. Such designation can be granted for a period not exceeding five years. A resolution of the general meeting to restrict or exclude the preemption rights or to designate another corporate body as the authorized body to do so requires a majority of not less than two-thirds of the votes cast, if less than one-half of our issued share capital is represented at the meeting. On [__________], 2021, our general meeting authorized our board of directors, for a period of five years following [_____________], 2021 to limit or exclude preemption rights in relation to an issuance of shares or a grant of rights to subscribe for shares that the board of directors is authorized to resolve upon.

Repurchase of shares

Under Dutch law, when issuing shares, a public company such as ours may not subscribe for newly issued shares in its own capital. Such company may, however, subject to certain restrictions of Dutch law and its articles of association, acquire shares in its own capital. A listed public company such as ours may acquire fully paid shares in its own capital at any time for no valuable consideration. Furthermore, subject to certain provisions of Dutch law and its articles of association, such company may repurchase fully paid shares in its own capital if (i) the company’s shareholders’ equity (eigen vermogen) less the payment required to make the acquisition does not fall below the sum of paid-in and called-up share capital plus any reserves required by Dutch law or its articles of association and (ii) the aggregate nominal value of shares of the company which the company acquires, holds or on which the company holds a pledge (pandrecht) or which are held by a subsidiary of the company, would not exceed 50% of its then-current issued share capital.

An acquisition by us of shares in our capital for a consideration must be authorized by our general meeting. Such authorization may be granted for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. The actual acquisition may only be effected pursuant to a resolution of our board of directors. Pursuant to a resolution adopted at our general meeting on [________], 2021, our board of directors was authorized for a period of 18 months to cause the repurchase of shares (or depository receipts for shares) by us of up to 10% of our issued share capital, for a price per share not exceeding 110% of the average market price of our common shares on Nasdaq (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by us), provided that, until our common shares are listed on a stock exchange, the maximum purchase price shall be 110% of the original issue price of the shares concerned.

No authorization of the general meeting is required if fully paid common shares are acquired by us with the intention of transferring such common shares to our employees under an applicable employee share purchase plan.

Limitations on the rights to own securities

Our common shares may be issued to individuals, corporations, trusts, estates of deceased individuals, partnerships and unincorporated associations of persons. Our articles of association contain no limitation on the rights to own our shares and no limitation on the rights of non-residents of the Netherlands or foreign shareholders to hold or exercise voting rights. It is our intention that our preferred shares shall only be issued to the protective foundation, if and when incorporated.

Limitation on liability and indemnification matters

Under Dutch law, our directors may be held liable for damages in the event of improper or negligent performance of their duties. They may be held jointly and severally liable for damages to our company and to third parties for infringement of our articles of association or of certain provisions of Dutch law. In certain circumstances, they may also incur additional specific civil and criminal liabilities. Subject to certain exceptions, our articles of association provide for indemnification of our current and former directors and other current and former officers and employees as designated by our board of directors. No indemnification under our articles of association shall be given to an indemnified person:

•

if a competent court or arbitral tribunal has established, without having (or no longer having) the possibility for appeal, that the acts or omissions of such indemnified person that led to the financial losses, damages, expenses, suit, claim, action or legal proceedings as described above are of an unlawful nature (including acts or omissions which are considered to constitute malice, gross negligence, intentional recklessness and/or serious culpability attributable to such indemnified person);

•

to the extent that his or her financial losses, damages and expenses are covered under insurance and the relevant insurer has settled, or has provided reimbursement for, these financial losses, damages and expenses (or has irrevocably undertaken to do so);

•

in relation to proceedings brought by such indemnified person against our company, except for proceedings brought to enforce indemnification to which he is entitled pursuant to our articles of association, pursuant to an agreement between such indemnified person and our company which has been approved by our board of directors or pursuant to insurance taken out by our company for the benefit of such indemnified person; and

•	for any financial losses, damages or expenses incurred in connection with a settlement of any proceedings effected without our prior consent.

Under our articles of association, our board of directors may stipulate additional terms, conditions and restrictions in relation to the indemnification described above.

Shareholders’ meetings

General meetings may be held in Amsterdam, Arnhem, Assen, The Hague, Haarlem, ‘s-Hertogenbosch, Groningen, Leeuwarden, Lelystad, Maastricht, Middelburg, Rotterdam, Schiphol (Haarlemmermeer), Utrecht or Zwolle, all in the Netherlands. The annual general meeting must be held within six months of the end of each financial year. Additional extraordinary general meetings may also be held, whenever considered appropriate by our board of directors and shall be held within three months after our board of directors has considered it to be likely that our shareholders’ equity (eigen vermogen) has decreased to an amount equal to or lower than half of our paid-in and called up share capital, in order to discuss the measures to be taken if so required.

Pursuant to Dutch law, one or more shareholders or others with meeting rights under Dutch law who jointly represent at least one-tenth of our issued share capital may request us to convene a general meeting, setting out in detail the matters to be discussed. If we have not taken the steps necessary to ensure that such meeting can be held within six weeks after the request, the proponent(s) may, on their application, be authorized by the competent Dutch court in preliminary relief proceedings to convene a general meeting. The court shall disallow the application if it does not appear that the proponent(s) has/have previously requested our board of directors to convene a general meeting and our board of directors has not taken the necessary steps so that the general meeting could be held within six weeks after the request.

General meetings must be convened by an announcement published in a Dutch daily newspaper with national distribution. The notice must state the agenda, the time and place of the meeting, the record date (if any), the procedure for participating in the general meeting by proxy, as well as other information as required by Dutch law. The notice must be given at least 15 calendar days prior to the day of the meeting. The agenda for the annual general meeting shall include, among other things, the adoption of our statutory annual accounts, appropriation of our profits and proposals relating to the composition of the board of directors, including the filling of any vacancies. In addition, the agenda shall include such items as have been included therein by our board of directors. The agenda shall also include such items requested by one or more shareholders or others with meeting rights under Dutch law representing at least 3% of our issued share capital. These requests must be made in writing or by electronic means and received by us at least 60 days before the day of the meeting. No resolutions shall be adopted on items other than those that have been included in the agenda.

In accordance with the DCGC and our articles of association, shareholders having the right to put an item on the agenda under the rules described above shall exercise such right only after consulting the board of directors in that respect. If one or more shareholders intend to request that an item be put on the agenda that may result in a change in our strategy (for example, the dismissal of directors), our board of directors must be given the opportunity to invoke a reasonable period to respond to such intention. Such period shall not exceed 180 days (or such other period as may be stipulated for such purpose by Dutch law and/or the DCGC from time to time). If invoked, our board of directors must use such response period for further deliberation and constructive consultation, in any event with the shareholder(s) concerned, and shall explore the alternatives. At the end of the response time, our board of directors shall report on this consultation and the exploration of alternatives to the general meeting. The response period may be invoked only once for any given general meeting and shall not apply: (a) in respect of a matter for which a response period has been previously invoked; or (b) if a shareholder holds at least 75% of our issued share capital as a consequence of a successful public bid. The response period may also be invoked in response to shareholders or others with meeting rights under Dutch law requesting that a general meeting be convened, as described above.

In addition, as of the filing of this Annual Report on Form 20-F, a bill is pending in the Dutch Senate which, if enacted in its current form, would introduce a statutory cooling-off period of up to 250 days during which our general meeting would not be able to dismiss, suspend or appoint members of our board of directors (or amend the provisions in our articles of association dealing with such matters) unless those matters would be proposed by our board of directors. This cooling-off period could be invoked by our board of directors, in case:

•

shareholders, using either their shareholder proposal right or their right to request a general meeting, as described above, propose an agenda item for the general meeting to dismiss, suspend or appoint a member of our board of directors (or to amend any provision in the articles of association dealing with such matters); or

•

a public offer for our company is made or announced without our support, provided, in each case, that our board of directors believes that such proposal or offer materially conflicts with the interests of our company and its business.

In addition to the termination grounds provided by these rules, shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber of the Amsterdam Court of Appeal, or the Enterprise Chamber (Ondernemingskamer), for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

•

our board of directors, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have come to the conclusion that the relevant shareholder proposal or hostile public offer constituted a material conflict with the interests of our company and its business;

•	our board of directors cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; or

•

if other defensive measures have been activated for our company during the cooling-off period and not terminated or suspended at the relevant shareholders’ request within a reasonable period following the request (i.e., no ‘stacking’ of defensive measures).

During the cooling-off period, if invoked, our board of directors must gather all relevant information necessary for a careful decision-making process. In this context, our board of directors must at least consult with shareholders representing at least 3% of our issued share capital at the time the cooling-off period was invoked and with the Dutch works council (if we have one). Formal statements expressed by these stakeholders during such consultations must be published on the Company’s website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, our board of directors must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next general meeting

The general meeting is presided over by the chairperson of our board of directors. If no chairperson has been elected or if he or she is not present at the meeting, the general meeting shall be presided over by the vice-chairperson of our board of directors. If no vice-chairperson has been elected or if he or she is not present at the meeting, the general meeting shall be presided over by a person designated in accordance with our articles of association. Directors may always attend a general meeting. In these meetings, they have an advisory vote. The chairperson of the meeting may decide at his or her discretion to admit other persons to the meeting.

All shareholders and others with meeting rights under Dutch law are authorized to attend the general meeting, to address the meeting and, in so far as they have such right, to vote pro rata to his or her shareholding. Shareholders may exercise these rights, if they are the holders of shares on the record date, if any, as required by Dutch law, which is currently the 28th day before the day of the general meeting. Under our articles of association, shareholders and others with meeting rights under Dutch law must notify us in writing or by electronic means of their identity and intention to attend the general meeting. This notice must be received by us ultimately on the seventh day prior to the general meeting, unless indicated otherwise when such meeting is convened.

Quorum and Voting Requirements

Each common and each preferred share, if any are outstanding, share confers the right on the holder to cast one vote at the general meeting. Shareholders may vote by proxy. No votes may be cast at a general meeting on shares held by us or our subsidiaries or on shares for which we or our subsidiaries hold depository receipts. Nonetheless, the holders of a usufruct (vruchtgebruik) and the holders of a right of pledge (pandrecht) in respect of shares held by us or our subsidiaries in our share capital are not excluded from the right to vote on such shares, if the usufruct (vruchtgebruik) or the right of pledge (pandrecht) was granted prior to the time such shares were acquired by us or any of our subsidiaries. Neither we nor any of our subsidiaries may cast votes in respect of a share on which we or such subsidiary holds a usufruct (vruchtgebruik) or a right of pledge (pandrecht). Shares which are not entitled to voting rights pursuant to the preceding sentences will not be taken into account for the purpose of determining the number of shareholders that vote and that are present or represented, or the amount of the share capital that is provided or that is represented at a general meeting.

Decisions of the general meeting are taken by a simple majority of votes cast, except where Dutch law or our articles of association provide for a qualified majority or unanimity and/or a quorum.

Shareholder vote on certain reorganizations

Under Dutch law, the general meeting must approve resolutions of the board of directors relating to a significant change in the identity or the character of the company or the business of the company, which includes:

●	a transfer of the business or virtually the entire business to a third-party;
●	the entry into or termination of a long-term cooperation of the company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of a far-reaching significance for the company; and
●	the acquisition or divestment by the company or a subsidiary of a participating interest in the capital of a company having a value of at least one-third of the amount of its assets according to its balance sheet and explanatory notes or, if the company prepares a consolidated balance sheet, according to its consolidated balance sheet and explanatory notes in the last adopted annual accounts of the company.

The absence of such approval shall result in the relevant resolution being null and void but shall not affect the powers of representation of the board of directors or of the directors vis-à-vis third parties.

Directors

Appointment of directors

Our directors will be appointed by the general meeting upon binding nomination by our board of directors. However, the general meeting may at all times overrule a binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the general meeting overrules a binding nomination, the board of directors has the exclusive right to make a new nomination.

Our board of directors has adopted a diversity policy for the composition of our board of directors, as well as a profile for the composition of our board of directors. The board of directors shall make any nomination for the appointment of a director with due regard to the rules and principles set forth in such diversity policy and profile, as applicable.

At a general meeting, a resolution to appoint a director can only be passed in respect of candidates whose names are stated for that purpose in the agenda of that general meeting or in the explanatory notes thereto.

Duties and liabilities of directors

Under Dutch law, the board of directors is charged with the management of the company, subject to the restrictions contained in our articles of association. Our executive directors manage our day-to-day business and operations and implement our strategy. Our non-executive directors focus on the supervision on the policy and functioning of the performance of the duties of all of our directors and our general state of affairs. The directors may divide their tasks among themselves in or pursuant to internal rules and in accordance with Dutch law. Each director has a statutory duty to act in the corporate interest of our company and its business. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of our company also applies in the event of a proposed sale or break-up of our company, provided that the circumstances generally dictate how such duty is to be applied and how the respective interests of various groups of stakeholders should be weighed.

Our board of directors is entitled to represent our company. The power to represent our company also vests in our Chief Executive Officer acting individually or any two other executive directors acting jointly.

Dividends and other distributions

Under Dutch law, we may only pay dividends and other distributions from our reserves to the extent our shareholders’ equity (eigen vermogen) exceeds the sum of our paid-in and called-up share capital plus the reserves we must maintain under Dutch law or our articles of association and (if it concerns a distribution of profits) after adoption of our statutory annual accounts by our general meeting from which it appears that such dividend distribution is allowed.

Under our articles of association, if any preferred shares are or have been outstanding, a dividend is first paid out of our profits, if available for distribution, to the holders or former holders, as applicable, of those preferred shares to the extent they are entitled to such distribution under our articles of association, which we refer to as our preferred dividend. Thereafter, our board of directors, may decide that all or part of the remaining profits shown in our adopted statutory annual accounts will be added to our reserves. After reservation of any such profits, any remaining profits will be at the disposal of the general meeting at the proposal of our board of directors for distribution on our common shares, subject to applicable restrictions of Dutch law as set out in the previous paragraph. Our board of directors, is permitted, subject to certain requirements and applicable restrictions of Dutch law, to declare interim dividends without the approval of our general meeting. Dividends and other distributions shall be made payable no later than a date determined by us. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

Exchange controls

Under Dutch law, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, subject to applicable restrictions under sanctions and measures, including those concerning export control, pursuant to European Union regulations, the Sanctions Act 1977 (Sanctiewet 1977) or other legislation, applicable anti-boycott regulations, applicable anti-money-laundering regulations and similar rules. There are no special restrictions in our articles of association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote shares.

Squeeze out procedures

A shareholder who holds at least 95% of our issued share capital for his or her own account, alone or together with group companies, may initiate proceedings against our other shareholders jointly for the transfer of their shares to such shareholder. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal, or the Enterprise Chamber (Ondernemingskamer), and can be instituted by means of a writ of summons served upon each of the other shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze-out in relation to the other shareholders and will determine the price to be paid for the shares, if necessary, after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the other shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a Dutch daily newspaper with a national circulation.

Anti-takeover provisions

Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. Certain provisions of our articles of association also may make it more difficult for a third-party to acquire control of us or effect a change in the composition of our board of directors. These include:

●	the authorization of a class of preferred shares that may be issued to a protective foundation, in such a manner as to dilute the interest of any potential acquirer or shareholder activist”;
●	a provision that our directors are appointed on the basis of a binding nomination prepared by our Board which can only be overruled by a two-thirds majority of votes cast representing more than half of our issued share capital;
●	a provision that our directors may only be dismissed by the general meeting by a two-thirds majority of votes cast representing more than half of our issued share capital, unless the dismissal is proposed by our board of directors in which latter case a simple majority of the votes cast would be sufficient;
●	a provision allowing, among other matters, the former chairperson of our board of directors or our former Chief Executive Officer to manage our affairs if all of our directors are dismissed and to appoint others to be charged with our affairs, including the preparation of a binding nomination for directors as discussed above, until new directors are appointed by the general meeting on the basis of such binding nomination; and
●	a requirement that certain matters, including an amendment of our articles of association, may only be resolved upon by our general meeting if proposed by our Bboard.

Dutch law also allows for staggered multi-year terms of our directors, as a result of which only part of our directors may be subject to appointment or re-appointment in any given year.

Dissolution and liquidation

Under our articles of association, we may be dissolved by a resolution of the general meeting, subject to a proposal of our board of directors. In the event of a dissolution, the liquidation shall be effected by our board of directors, unless the general meeting decides otherwise. During liquidation, the provisions of our articles of association will remain in force as far as possible. To the extent that any assets remain after payment of all of our liabilities, if any preferred shares are or have been outstanding, a liquidation distribution equal to the preferred dividend is first paid out to the holders or former holders of those preferred shares (to the extent they are entitled to such distribution under our articles of association). Thereafter, any remaining assets shall be distributed to our shareholders in proportion to their number of shares.